Exhibit 99.1

NaaS Technology Inc. Announces US$6 Million Registered Direct Offering

BEIJING, March 13, 2024 /PRNewswire/ — NaaS Technology Inc. (Nasdaq: NAAS) (“NaaS” or the “Company”), the first U.S. listed EV charging service company in China, today announced that it has entered into a definitive agreement with a single, U.S. institutional investor for the purchase and sale of 4,761,905 American Depositary Shares (“ADS”) together with warrants to purchase up to 4,761,905 ADSs at a combined purchase price of US$1.26 per ADS and accompanying warrant (together the “Securities”), pursuant to a registered direct offering for total gross proceeds of approximately US$6 million, before deducting commissions and other estimated offering expenses. The warrants will have an exercise price of US$1.49, will be exercisable beginning six months following the date of issuance and will expire five years from the initial exercise date. The closing of the offering and sale of the Securities is expected to occur on or about March 15, 2024, subject to the satisfaction of customary closing conditions.

This offering is being made pursuant to an effective shelf registration statement on Form F-3 (File No 333-273515) previously filed with the U.S. Securities and Exchange Commission (the “SEC”). A prospectus supplement describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these Securities, nor shall there be any sale of these Securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About NaaS Technology Inc.

NaaS Technology Inc. (Nasdaq: NAAS) is the first U.S. listed EV charging service company in China. The Company is a subsidiary of NewLink Technology Limited, a leading energy digitalization group in China. The Company provides one-stop solutions to energy asset owners comprising charging services, energy solutions and new initiatives, supporting every stage of energy asset’s lifecycle and facilitating energy transition. As of September 30, 2023, NaaS had connected 767,611 chargers covering 73,710 charging stations, representing 41.6% and 50.0% of China’s public charging market share respectively.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and Private Securities Litigation Reform Act, as amended, including those relating to the timing and completion of the proposed offering and other statements that are predictive in nature. These statements may be identified by the use of forward-looking expressions, including, but not limited to, “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “potential,” “predict,” “project,” “should,” “would” and similar expressions and the negatives of those terms. These statements relate to future events and involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any results, performance or achievements expressed or implied by the forward-looking statements. Such factors include the risk factors set forth in the NaaS Technology Inc. filings with the SEC, including, without limitation, its Annual Report on Form 20-F for the year ended December 31, 2022 and its Current Reports on Form 6-K filed in 2023, as well as the risks identified in the shelf registration statement and the prospectus supplement relating to the offering. Prospective investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this press release. NaaS Technology Inc. undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Investor Relations

NaaS Technology Inc.

E-mail: ir@enaas.com

Media inquiries:

E-mail: pr@enaas.com